David A. Bell	Email dbell@fenwick.com
Direct Dial (650) 335-7130
February 1, 2008
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs
David L. Orlic
David W. Edgar
Christine E. Davis
Division of Corporation Finance

Re:	ArcSight, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-145974
Dear Ms. Jacobs:
     On behalf of ArcSight, Inc. (the “Company”), we respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 333-145974) originally filed by the Company with the Commission on September 11, 2007 (the “Registration Statement”) contained in your letter dated January 24, 2008. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.
     The Company is also supplementally providing the Staff with certain additional information as Exhibit A to the copy of this letter that is being transmitted by overnight courier. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), that the Staff return Exhibit A to the Company once the Staff has completed its review.
Prospectus Summary. Page 1
1.	We note that you have revised upward the market data figures from IDC appearing in the last full paragraph on page 1. Please tell us whether these revised figures are from reports issued by IDC subsequent to those which you have already furnished to us supplementally. If so, please provide the dates of the underlying reports, as well as copies of the reports themselves, marked to show where in the reports these new figures appear. Also, please tell us whether any subsequent reports were prepared for you.
     The Company confirms that the revised figures are from a report issued by International Data Corporation, a market research firm, subsequent to those reports which the Company has already

U.S. Securities and Exchange Commission
February 1, 2008

furnished to the Staff supplementally. The new report, titled “Worldwide Compliance Infrastructure 2007-2011 Forecast: Compliant Information Infrastructure, Data Privacy, and IT Risk and Compliance Management Underpin Spending,” is dated November 2007. The referenced report was not prepared for or at the request of the Company.
     The Company has supplementally provided to the Staff a copy of the above referenced report, marked to show where in the reports the new figures appear, as Exhibit A to the copy of this letter that is being transmitted by overnight courier. The Company requests, pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.
Principal and Selling Stockholders. page 109
2.	You have added disclosure regarding selling stockholders. With respect to each selling stockholder entity that is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, please disclose the natural person or persons who exercise the voting and dispositive powers with respect to the shares to be offered for resale.
     The Company respectfully advises the Staff that the disclosures for selling stockholders Berggruen Holdings North America Ltd. and entities affiliated with Alex Daly disclose the natural persons who exercise the voting and dispositive powers with respect to the shares to be offered for resale. Further, as discussed with the Staff, Sumitomo Corporation is a publicly traded corporation and consequently, disclosure of the natural person(s) that hold voting or dispositive power is not included in the prospectus. Finally, with respect to the remaining selling stockholders, entities affiliated with In-Q-Tel (“In-Q-Tel”), the Company intends to include the names of the Investment Committee of the In-Q-Tel Board of Trustees that holds voting and dispositive power for In-Q-Tel in the final prospectus that it will file following effectiveness pursuant to Rule 424(b) or any substantive pre-effective amendment the Company files.
Part II. Information not Required in Prospectus
Item 15. Recent Sales of Unregistered Securities. page II-2
3.	On January 16, 2008, you filed a Form D relating to a Rule 506 offering of Series B Preferred Stock Warrants. Please tell us more about this offering and direct us to the relevant disclosure in this item.
     The Company advises the Staff that the issuance of Series B Preferred Stock warrants referenced in the Form D filed January 16, 2008 was completed in May 2006. The issuance is described in Item 15 of the Registration Statement (at sub-item #4). As discussed there, the issuance was to nine sophisticated accredited investors and was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof and/or Regulation D. However, the Company recently determined that it had inadvertently failed to file the Form D relating to the offering of Series B Preferred Stock warrants, and consequently made the filing for completeness.
     As discussed with the Staff, counsel for a plaintiff in a litigation filed against the Company (“Plaintiff’s Counsel”) contacted counsel for the lead underwriters, the Staff, and ultimately the undersigned. In his various communications, Plaintiff’s Counsel expressed his personal views regarding the section of the Company’s Registration Statement entitled “Legal Proceedings.” As discussed, after due consideration, the Company determined that the litigation brought by Plaintiff’s Counsel is not

U.S. Securities and Exchange Commission
February 1, 2008

“material” for purposes of Item 103 of Regulation S-K. While the aggregate amount of the damages sought in this action does not fit within the safe harbor provided by Instruction 2 to Item 103 of Regulation S-K, the Company has evaluated whether the litigation is “material” considering both quantitative and qualitative factors. This evaluation included a consideration of numerous factors, including but not limited to: the relative strengths and weaknesses of the claims asserted; the likelihood of success of the pending motion to dismiss the complaint for lack of jurisdiction and lack of proper service; the various defenses available to the Company; the extent to which plaintiff is likely or unlikely to prevail in his claims; and the extent to which plaintiff is likely or unlikely to recover all or some part of his alleged damages. Based on our consideration of these quantitative and qualitative factors, the Company concluded that the litigation is not material. The Company also notes to the Staff that counsel to the lead underwriters has conducted customary due diligence regarding this litigation, including refreshing their due diligence subsequent to the contact from Plaintiff’s Counsel.
     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7130 or, in his absence, Daniel J. Winnike, Esq. at (650) 335-7657.

Sincerely,
/s/ David A. Bell

David A. Bell, Esq.

Enclosures:	Exhibit A (Referenced Analyst Report)

cc:	Robert W. Shaw, Chief Executive Officer
Stewart Grierson, Chief Financial Officer
Trâm T. Phi, Esq., Vice President and General Counsel
ArcSight, Inc.

Daniel J. Winnike, Esq.
Fenwick & West LLP

Bruce K. Dallas, Esq.
Davis Polk & Wardwell